Exhibit 99.1

Yoshitsu Co., Ltd Reports First Six Months of Fiscal Year 2022 Financial Results

revenue increased by 34.8% year-over-year
net income increased by 40.5% year-over-year

Tokyo, Japan, March 29, 2022 (GLOBE NEWSWIRE) -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, as well as other products in Japan, today announced its unaudited financial results for the first six months of fiscal year 2022 ended September 30, 2021.

Mr. Mei Kanayama, the Principal Executive Officer of Yoshitsu, commented, “We are pleased to announce that we delivered solid financial results for the first six months of fiscal year 2022 with total revenue of $112.3 million, growing 34.8% year over year, along with our increased global market coverage and customer base, despite unfavorable market conditions. The COVID-19 pandemic has caused (i) delays in exporting and transporting as a result of supply chain constraints and (ii) a sluggish number of overseas tourists, and, as a result, our business was negatively impacted and our physical store sales suffered significantly. The expansion of our business scale and global market share, however, has led to the expansion of our customer base, through which we believe we have established a foundation for our financial growth. In addition, we have timely adjusted our development strategy to target overseas online markets, which has successfully offset the impact of reduced in-store shopping due to travel restrictions. I would like to thank our team for their efforts to overcome challenges during the COVID-19 pandemic and their tremendous contributions fostering the steady growth in our business, which we believe will allow us to execute strategic plans to propel our future growth.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Yoshitsu, stated, “Throughout the first six months of fiscal year 2022, the COVID-19 pandemic caused a surge in various costs and a shortage of staff. However, we tackled these challenges and achieved record revenue with our dedicated effort. Our profitability has also grown consistently, with gross profit rising by 24.1% and net income growing by 40.5%, respectively, mainly because our overseas e-commerce business maintained excellent growth momentum. The financial results indicate a good start for 2022, with our global market expansion, increased profitability, and consistent strategic execution that translated into stronger financial results.”

First Six Months of Fiscal Year 2022 Financial and Operational Highlights

	For the Six Months Ended September 30,
(USD millions, except per share data)	2021	2020	% Change
Revenue	112.3	83.3	34.8%
Directly-operated physical stores	5.2	20.6	(74.5)%
Online stores	62.4	29.4	111.6%
Franchise stores and wholesale customers	44.7	33.3	34.2%
Gross Profit	18.3	14.8	24.1%
Gross Margin	16.3%	17.7%	(1.4	)pp*
Income from Operations	4.6	3.7	25.8%
Net Income	2.4	1.7	40.5%
Earnings Per Share	0.09	0.06	36.4%

*	Notes: pp represents percentage points

●	Revenue was $112.3 million, an increase of 34.8% from $83.3 million for the same period of last year.

●	Gross profit was $18.3 million, an increase of 24.1% from $14.8 million for the same period of last year.

●	Gross margin was 16.3%, compared with 17.7% for the same period of last year.

●	Net income was $2.4 million, an increase of 40.5% from $1.7 million for the same period of last year.

●	Basic and diluted earnings per share were $0.09, compared with $0.06 for the same period of last year.

●	As of February 28, 2022, the Company’s distribution channels consisted of (i) 10 directly-operated physical stores in Japan, (ii) 24 online stores through the Company’s websites and various e-commerce marketplaces in Japan and China, and (iii) 9 franchise stores in the U.S., 4 franchise stores in Canada, 4 franchise stores in Hong Kong, 1 franchise store in the U.K., and approximately 148 wholesale customers in Japan and other countries, including China, the U.S., and Canada.

First Six Months of Fiscal Year 2022 Financial Results

Revenue

Revenue increased by $28.9 million, or 34.8%, to $112.3 million for the six months ended September 30, 2021 from $83.3 million for the same period of last year. The increase in revenue was primarily due to increased revenue from online stores, franchise stores, and wholesale customers, which was partially offset by a decrease in revenue from directly-operated physical stores.

	For the Six Months Ended September 30,
	2021			2020
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Directly-operated physical stores	5.2	4.4	15.5%	20.6	17.2	16.2%
Online stores	62.4	52.0	16.6%	29.4	23.3	21.0%
Franchise stores and wholesale customers	44.7	37.5	16.1%	33.3	28.0	15.8%
Total	112.3	93.9	16.3%	83.3	68.5	17.7%

Revenue from directly-operated physical stores decreased by $15.4 million, or 74.5%, to $5.2 million for the six months ended September 30, 2021, from $20.6 million for the same period of last year. The decrease was mainly attributable to the state of emergency declared by the Japanese government in April 2021 in response to the COVID-19 pandemic. Due to this state of emergency, almost all of the Company’s physical stores were temporarily closed during the period between late April 2021 and the end of May 2021. After the Company’s physical stores resumed their business in June 2021, most of the Company’s physical stores remained closed on Saturdays or Sundays, and the opening hours were reduced by two to four hours to eight to nine hours per weekday. From July 2021 to the present, most of the Company’s physical stores resumed their nearly normal business with working hours reduced by one to two hours every day. Despite this, the Company’s business was still negatively affected during the six months ended September 30, 2021.

Revenue from online stores increased by $33.0 million, or 111.6%, to $62.4 million for the six months ended September 30, 2021, from $29.4 million for the same period of last year. The increase was mainly attributable to the growing popularity of online shopping, given that the e-commerce industry has been rapidly expanding in recent years. In order to seize the opportunities, the Company expanded its online store network by opening new stores on multiple popular and reputable third-party e-commerce marketplaces in overseas regions, while improving the efficiency of its supply chain and storage and inventory management. In order to reduce the Company’s operating expenses and credit risk, the Company outsourced the entire operations of some of its online stores to third-party companies, and sold products to these third-party companies instead of to individual customers. During the six months ended September 30, 2021, revenue from overseas online sales, which was mainly from the China market, increased by $33.9 million. The increase in overseas sales was in line with the fast-growing purchasing power of the Chinese consumers and the increasing popularity of high-quality Japanese products among Chinese consumers. The increase was partially offset by the decreased revenue from Japanese domestic online sales of $1.0 million, which was mainly due to the closing of three unprofitable domestic online stores.

Revenue from franchise stores and wholesale customers increased by $11.4 million, or 34.2%, to $44.7 million for the six months ended September 30, 2021, from $33.3 million for the same period of last year. The increase in revenue from franchise stores and wholesale customers was mainly attributable to the increased sales to overseas franchise stores and wholesale customers amounting to $11,446,738, offset by a slight decrease in sales of $65,439 to the Company’s Japanese domestic wholesale customers. With the improvement of the Company’s supply chain and storage and logistic capacity, it added two new franchise stores and increased its sales to overseas wholesale customers on a per customer basis during the six months ended September 30, 2021. Meanwhile, the Company’s Japanese domestic wholesales decreased slightly during the six months ended September 30, 2021, due to the impact of the COVID-19 pandemic.

Gross Profit and Gross Margin

Total cost of revenue increased by $25.4 million, or 37.1%, to $93.9 million for the six months ended September 30, 2021, from $68.5 million for the same period of last year.

Gross profit increased by $3.6 million, or 24.1%, to $18.3 million for six months ended September 30, 2021, from $14.8 million for the same period of last year. Overall gross margin decreased by 1.4 percentage points to 16.3% for the six months ended September 30, 2021, from 17.7% for the same period of last year.

Gross margin for directly-operated physical stores, online stores, and franchise stores and wholesale customers was 15.5%, 16.6%, and 16.1%, respectively, for the six months ended September 30, 2021, compared to 16.2%, 21.0%, and 15.8%, respectively, for the same period of last year.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses increased by $2.6 million, or 23.5%, to $13.7 million for the six months ended September 30, 2021, from $11.1 million for the same period of last year. The increase was primarily due to an increase in shipping expenses, transaction commissions paid to third-party e-commerce marketplace operators, consulting and professional service fees, promotion and advertising expenses, payroll, and employee benefit expenses and bonus expenses.

Interest Expense, net

Interest expense, net include interest expense calculated at interest rate per loan agreements and loan service costs, which are directly incremental to the loan agreements and amortized over the loan periods. Interest expense, net increased by $0.2 million, or 27.8%, to $1.0 million for the six months ended September 30, 2021, from $0.8 million for the same period of last year.

Other Income, net

Other income, net primarily includes tax refunds, foreign exchange gain or loss, disposal gain or loss from property and equipment, government subsidies, and other immaterial income and expense items. Other income, net increased by $455,987, or 23,761.7%, to $457,906 for the six months ended September 30, 2021, from $1,919 for the same period of last year. The increase was mainly due to an increase of $226,853 received in the form of government subsidies as the financial support during the COVID-19 pandemic, and a decrease in foreign exchange transaction loss by $91,762 as a result of foreign exchange rate fluctuations, as well as an increase of $79,257 in royalty fees collected from the Company’s franchisees during the six months ended September 30, 2021.

Provision for Income Taxes

Provision for income taxes increased by $0.5 million, to $1.6 million for the six months ended September 30, 2021, from $1.1 million for the same period of last year. The increase in provision for income taxes was mainly due to the increased taxable income for the six months ended September 30, 2021. The effective income tax rate remained stable with a slight increase from 39.5% to 39.8%.

Net Income

Net income was $2.4 million, or $0.09 per basic and diluted share for the six months ended September 30, 2021, compared to $1.7 million, or $0.06 per basic and diluted share for the same period of last year.

Financial Condition

As of September 30, 2021, the Company had cash of $7.0 million, compared to $16.4 million as of March 31, 2021. As of September 30, 2021, the Company had accounts receivable balances due from third parties and related parties of $47.8 million and $5.2 million, respectively, compared to $43.7 million and $3.5 million as of March 31, 2021. The balance as of September 30, 2021 had been fully collected as of March 21, 2022. The collected balances of such receivable provide cash available for use in the Company’s operations as working capital, if necessary. As of September 30, 2021, the Company had merchandise inventories of $35.3 million, which the Company believes can be sold quickly, based on its analysis of the current trend in demand for its products, compared to $27.1 million as of March 31, 2021.

Net cash used in operating activities was $19.7 million for the six months ended September 30, 2021, mainly derived from net income of $2.4 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in accounts receivable from third parties and related parties of $6.3 million, which was in line with the increase in revenue. Net cash used in operating activities was $11.9 million for the six months ended September 30, 2020, mainly derived from net income of $1.7 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly included a decrease in accounts receivable from third parties and related parties of $4.6 million, due to the increased collection of outstanding account receivable balances, and an increase in merchandise inventories of $17.0 million.

Net cash used in investing activities was $1.6 million for the six months ended September 30, 2021, mainly due to the purchases of property and equipment of $1.5 million. Net cash provided by investing activities was $4.1 million for the six months ended September 30, 2020, mainly due to the collection of a long-term loan made to a related party of $3.7 million, as well as proceeds from disposal of property and equipment of $0.4 million.

Net cash provided by financing activities was $11.9 million for the six months ended September 30, 2021, which primarily consisted of proceeds from short-term borrowings of $265.5 million, proceeds from long-term borrowings of $7.8 million, and capital contributions of $1.8 million, partially offset by repayments of short-term borrowings of $262.9 million and repayments of long-term borrowings of $0.5 million. Net cash provided by financing activities was $6.1 million for the six months ended September 30, 2020, which primarily consisted of proceeds from short-term borrowings of $150.4 million and proceeds from long-term borrowings of $0.5 million, partially offset by repayments of short-term borrowings of $143.9 million and repayments of long-term borrowings of $0.6 million.

Recent Development

Completion of the Initial Public Offering (“IPO”)

On January 13, 2022, the Company closed its IPO of 6,250,000 American Depositary Shares (“ADSs”) at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including over-allotment shares, was approximately $22.7 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Conference Call Information

The Company will host an earnings conference call at 8:00 am U.S. Eastern Time (9:00 pm Japan Standard Time) on March 29, 2022. Dial-in details for the conference call are as follows:

Date:	March 29, 2022
Time:	8:00 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-812830
Conference ID	Yoshitsu Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until April 5, 2022. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 9286519.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irystbek/.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, as well as other products. The Company offers various beauty products (including cosmetics, skin care, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), and other products (including home goods, food, and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irystbek/.

Forward-Looking Statements

All statements other than statements of historical fact in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2021	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$6,974,352	$16,380,363
Accounts receivable, net	47,816,444	43,683,575
Accounts receivable - related parties, net	5,174,870	3,499,070
Merchandise inventories, net	35,271,643	27,122,504
Due from related parties	754,889	632,380
Prepaid expenses and other current assets, net	5,617,715	3,926,590
TOTAL CURRENT ASSETS	101,609,913	95,244,482

Property and equipment, net	12,069,589	10,553,724
Operating lease right-of-use assets	2,867,451	2,898,551
Long term investment	330,332	333,357
Long-term prepaid expenses and other non-current assets, net	3,472,175	3,464,617
Deferred tax assets, net	431,389	447,124
TOTAL ASSETS	$120,780,849	$112,941,855

CURRENT LIABILITIES:
Short-term borrowings	$66,278,370	$65,084,803
Current portion of long-term borrowings	1,273,583	645,570
Accounts payable	5,201,498	11,625,477
Accounts payable - related parties	11,849	63,011
Due to related parties	695,309	235,774
Deferred revenue	165,474	186,046
Income tax payable	1,678,708	2,180,764
Operating lease liabilities, current	814,599	811,299
Finance lease liabilities, current	233,634	174,904
Other payables and other current liabilities	2,349,972	627,179
TOTAL CURRENT LIABILITIES	78,702,996	81,634,827

Operating lease liabilities, non-current	1,930,342	1,928,682
Finance lease liabilities, non-current	585,184	414,428
Long-term borrowings	12,932,319	6,439,751
Other non-current liabilities	429,729	289,730
TOTAL LIABILITIES	$94,580,570	$90,707,418

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 30,000,054 shares and 27,327,594 shares issued and outstanding as of September 30, 2021 and March 31, 2021, respectively*	3,336,827	2,416,635
Capital reserve	902,224	-
Retained earnings	22,640,447	20,221,300
Accumulated other comprehensive loss	(679,219)	(403,498)
TOTAL SHAREHOLDERS’ EQUITY	26,200,279	22,234,437

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$120,780,849	$112,941,855

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

	For the Six Months Ended September 30,
	2021	2020

REVENUE
Revenue - third parties	$101,202,348	$74,387,425
Revenue - related parties	11,054,444	8,919,507
Total revenue	112,256,792	83,306,932

OPERATING EXPENSES
Merchandise costs	93,936,835	68,539,495
Selling, general and administrative expenses	13,718,920	11,110,459
Total operating expenses	107,655,755	79,649,954

INCOME FROM OPERATIONS	4,601,037	3,656,978

OTHER INCOME (EXPENSE)
Interest expense, net	(1,039,508)	(813,389)
Other income, net	457,906	1,919
Total other expenses, net	(581,602)	(811,470)

INCOME BEFORE INCOME TAX PROVISION	4,019,435	2,845,508

PROVISION FOR INCOME TAXES	1,600,288	1,123,881

NET INCOME	2,419,147	1,721,627

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(275,721)	403,724

TOTAL COMPREHENSIVE INCOME	$2,143,426	$2,125,351

Earnings per ordinary share - basic and diluted	$0.09	$0.06
Weighted average shares - basic and diluted*	27,526,689	26,727,540

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net Income	$2,419,147	$1,721,627
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	230,949	223,587
Gain from disposal of property and equipment	(23,073)	(37,295)
Reversal of doubtful accounts	-	(49,833)
Amortization of operating lease right-of-use assets	531,938	617,121
Deferred tax provision	11,883	2,841
Changes in operating assets and liabilities:
Accounts receivable	(4,609,319)	10,859,565
Accounts receivable - related parties	(1,737,698)	(6,296,767)
Merchandise inventories	(8,543,500)	(17,042,943)
Prepaid expenses and other current assets	(2,594,691)	(3,361,028)
Long term prepaid expenses and other non-current assets	(39,695)	(221,852)
Accounts payable	(6,429,975)	823,060
Accounts payable - related parties	(51,483)	312,999
Deferred revenue	(19,218)	(191,517)
Income tax payable	(490,773)	(458,913)
Other payables and other current liabilities	1,758,992	1,752,833
Operating lease liabilities	(496,705)	(634,760)
Other non-current liabilities	362,176	121,627
Net cash used in operating activities	(19,721,045)	(11,859,648)

Cash flows from investing activities:
Purchase of property and equipment	(1,518,492)	(46,517)
Proceeds from disposal of property and equipment	33,707	433,180
Collections of repayments from (advances made to) related parties	(130,512)	850
Collection of long-term loan due from a related party	-	3,744,000
Net cash provided by (used in) investing activities	(1,615,297)	4,131,513

Cash flows from financing activities:
Capital contribution	1,822,416	-
Proceeds from short-term borrowings	265,509,656	150,387,119
Repayments of short-term borrowings	(262,859,584)	(143,865,006)
Proceeds from long-term borrowings	7,834,600	468,000
Repayments of long-term borrowings	(522,896)	(649,894)
Advances received from related parties	469,824	(38,712)
Repayment of obligations under finance leases	(338,043)	(244,565)
Net cash provided by financing activities	11,915,973	6,056,942

Effect of exchange rate fluctuation on cash	14,358	160,707

Net decrease in cash	(9,406,011)	(1,510,486)
Cash at beginning of period	16,380,363	7,529,219
Cash at end of period	$6,974,352	$6,018,733

Supplemental cash flow information
Cash paid for income taxes	$2,106,469	$1,583,780
Cash paid for interest	$394,113	$323,093

Supplemental non-cash operating activity
Purchase of property and equipment financed under long-term payment	$23,234	$-
Purchase of property and equipment financed under finance leases	$340,615	$-
Right of use assets obtained in exchange for operating lease liabilities	$527,062	$-

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive Income	Total Shareholders’
	Shares*	Amount	Reserve	Earnings	(Loss)	Equity
Balance, March 31, 2020	26,727,540	$970,023	$-	$14,698,699	$294,942	$15,963,664

Net income for the period	-	-	-	1,721,627	-	1,721,627
Foreign currency translation gain	-	-	-	-	403,724	403,724

Balance, September 30, 2020	26,727,540	$970,023	$-	$16,420,326	$698,666	$18,089,015

Balance, March 31, 2021	27,327,594	$2,416,635	$-	$20,221,300	$(403,498)	$22,234,437

Capital contribution	2,672,460	920,192	902,224	-	-	1,822,416
Net income for the period	-	-	-	2,419,147	-	2,419,147
Foreign currency translation loss	-	-	-	-	(275,721)	(275,721)

Balance, September 30, 2021	30,000,054	$3,336,827	$902,224	$22,640,447	$(679,219)	$26,200,279

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.